Skyworks Solutions Inc. (SWKS)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

Skyworks Solutions Shareholder since 2014

Please Vote For

Management Proposals 4-7: Eliminating 80% Supermajority Vote Thresholds

Proposals 4-7 are the most important proposals on the ballot because they are the only management proposals that have a risk of being defeated since Proposals 4-7 need an 80% vote from all shares outstanding.

And Skyworks Solutions management only obtained a 72% vote for its own similar proposals in 2020. And the 2022 annual meeting proxy fails to disclose any lesson learned from the 8% vote failure in 2020.

According to the 2022 proxy it appears Skyworks Solutions management is again hiring D.F. King to do approximately what it did in 2020 to increase shareholder voting that came up 8% short.

The board may need to hire a different proxy solicitor than D.F. King and authorize a new proxy solicitor to put in a greater effort. It would be interesting to know how many companies had failed management proposals where D.F. King was involved.

If Proposals 4-7 fail Skyworks Solutions shareholders will be blocked from improving our corporate governance. Approval of Proposals 4-7 will open the gates to make other corporate governance improvements at Skyworks Solutions because a 50.1% vote threshold will replace an 80% vote threshold. And shareholders may see a repetition of proposals like Proposals 4-7 for the next 5-years unless management finally shows greater commitment to obtaining approval of its own Proposals 4-7.

One means to send a message to Skyworks Solutions management to put a greater effort into passing Proposals 4-7 is to consider voting against the Governance Committee members, Mr. Alan Batey, retired and on no other company Boards, and Mr. Kevin Beebe, 2BPartners LLC. If enough early votes come in negative these directors may become motivated to apply lessons learned from the failed 2020 vote on similar management proposals and do a better job of increasing shareholder voting participation now.

Please Vote For

Management Proposals 4-7: Eliminating 80% Supermajority Vote Thresholds

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.